Monthly Report - November, 2014

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $   10,003,507     54,562,823
Change in unrealized gain (loss) on open       (4,620,193)    (3,380,685)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                0          7,945
      obligations
   Change in unrealized gain (loss) from U.S.      (20,405)       (11,526)
      Treasury obligations
Interest Income 			            20,989        266,485
Foreign exchange gain (loss) on
    margin deposits  				   (18,148)      (196,358)
				                ------------   -------------
Total: Income 				          5,365,750     51,248,684

Expenses:
   Brokerage commissions 		          1,202,592     14,181,418
   Management fee 			             31,564        374,586
   20.0% New Trading Profit Share 	             71,722        161,879
   Custody fees 		       	                957         49,169
   Administrative expense 	       	            103,578      1,243,379
					        ------------   -------------
Total: Expenses 		                  1,410,413     16,010,431
Net Income(Loss)			   $      3,955,337     35,238,253
for November, 2014

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (226,047.000    $     6,028,234    240,208,388    246,236,622
units) at October 31, 2014
Addition of 		 	              0        239,424        239,424
207.958 units on November 1, 2014
Redemption of 		 	              0    (3,242,331)    (3,242,331)
(2,939.848) units on  November 30, 2014*
Net Income (Loss)               $       127,238      3,828,099      3,955,337
for November, 2014
         			   -------------   -------------   -----------


Net Asset Value at November 30, 2014
(223,381.583 units inclusive
of 66.473 additional units) 	      6,155,472    241,033,580    247,189,052
				  =============  ============= ==============


		GLOBAL MACRO TRUST November 2014 UPDATE
                      Year to Date     Net Asset
Series	  November ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       1.57% 	  14.13%  $    1,087.91	  207,229.271 $   225,445,878
Series 2       1.54% 	  17.60%  $    1,312.45	       39.121 $        51,344
Series 3       1.56% 	  17.87%  $    1,327.41	   13,899.402 $    18,450,268
Series 4       2.12% 	  21.09%  $    1,464.26	    2,213.789 $     3,241,562

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




				December 11, 2014
Dear Investor:


The Trust posted a profit in November led by the gains from long interest rate futures positions. Trading of currency forwards and stock index futures was also profitable. On the other hand, trading of energy and metal futures was fractionally unprofitable. Trading of agricultural commodity futures was marginally positive.

Against the backdrop of sluggish global growth and persistent dis-inflation, and with the ECB hinting that quantitative easing is on the horizon while the Bank of England is indicating that any rate increase will come later than previously anticipated, long positions in U.S., British, German, French, Italian, Australian, Canadian and Japanese interest rate futures were quite profitable. A cut in official interest rates by the People's Bank of China also underpinned demand for government notes and bonds.

Profits from long positions in Japanese stock index futures led the equity sector. Increased QE from the Bank of Japan combined with the expectation that Prime Minister Abe would win a renewed mandate in upcoming elections boosted stock prices. Persistently solid U.S. economic data produced gains on long U.S. equity futures positions. Small gains were registered also on long positions in Singaporean, Taiwanese and Chinese equity futures. These gains were offset partially by losses from trading European, Australian and Korean equity futures.

Currency trading was fractionally positive due largely to a long dollar position against the Japanese yen. Long dollar positions against the euro, pound sterling, Chilean peso, Colombian peso, Mexican peso, Korean won and Singapore dollar were also profitable. Short euro trades versus the currencies of Poland, Turkey and South Africa and a long Aussie dollar /short yen trade generated gains as well. On the other hand, short dollar trades relative to the Aussie dollar, Canadian dollar, Indian rupee, Russian ruble, South African rand, and Turkish lira produced somewhat offsetting losses.

Energy trading was slightly unprofitable. Short positions in WTI crude and RBOB gasoline were profitable, but more than offsetting losses were sustained on long heating oil, London gas oil and Brent crude positions, and trading of natural gas. Metal trading was also fractionally unprofitable as losses on long zinc, aluminum and copper positions outdistanced the gain from a short silver trade.

Finally, trading of agricultural commodities--grains, livestock, tropical soft commodities--was marginally positive.



   				 Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman